EXHIBIT 12.1
FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28,		Year Ended May 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Income before income taxes	$2,222	$1,992	$2,899	$2,313	$1,319	$1,338	$1,160
Add back:
Interest expense, net of capitalized interest	102	103	142	160	136	124	144
Amortization of debt issuance costs	4	4	5	6	7	4	4
Portion of rent expense representative of interest factor	621	645	842	800	712	713	710

Earnings as adjusted	$2,949	$2,744	$3,888	$3,279	$2,174	$2,179	$2,018

Fixed Charges:
Interest expense, net of capitalized interest	$102	$103	$142	$160	$136	$124	$144
Capitalized interest	26	25	33	22	11	16	27
Amortization of debt issuance costs	4	4	5	6	7	4	4
Portion of rent expense representative of interest factor	621	645	842	800	712	713	710

	$753	$777	$1,022	$988	$866	$857	$885

Ratio of Earnings to Fixed Charges	3.9	3.5	3.8	3.3	2.5	2.5	2.3